Mail Stop 4561

May 29, 2007

Richard A. Shaberg
Thacher Proffitt & Wood, LLP
1700 Pennsylvania Ave., Suite 800
Washington, D.C. 20006

RE: Westborough Financial Services, Inc.
    Schedule 14A, amendment number 2
    Filed on May 16, 2007
    File Number 0-27997

Dear Mr. Shaberg:

       We have reviewed the above referenced amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proxy Statement</u>
<u>General</u>

1. We note your response to our prior comment number 2. Please supply us supplementally with the schedules referenced in Section 1.4 of the agreement. You may send this with a Request for Confidential Treatment.

Appraisal Rights, page 14

> 2. Revise the third bullet on page 15 to disclose the "other procedures" or add a cross-reference to the location of the "other procedures" elsewhere in the Proxy Statement.

Background on Remutualization Transactions, page 26

> 3. Please delete the word "properly" from the end of the ninth line of text on page 27.

Background of the Merger, page 30

> 4. Describe management's consideration of the merger situation subsequent to April 30, 2007 and otherwise update this section as need be.

> 5. Please advise us, with consideration to disclosure in the filing, how management intends to inform shareholders of possible alternative offers and board consideration that takes place between the date of the proxy statement and the time of the meeting.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3434.

        Sincerely,

        Michael Clampitt
        Staff Attorney

By FAX: 202-626-1930